UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q
	Form 10-D	Form N-SAR	Form N-CSR

For Period Ended: December 31, 2005

Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended: ______________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Electro Energy Inc
Former name if applicable: MCG Diversified, Inc.
Address of principal executive office (Street and number): 30 Shelter Rock Road
City, state and zip code: Danbury, Connecticut 06810

PART II
RULE 12b-25 (b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

               State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               The Registrant encountered delays in the EDGARization process of its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and, as a consequence, the Registrant was not able to transmit the filing by the EDGAR filing cut-off time of 5:30 p.m. on March 31, 2006. The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 was filed at 5:36 p.m. on March 31, 2006, the filing deadline date. However, because such Annual Report was filed 6 minutes after the 5:30 p.m. EDGAR filing cut-off time on March 31, 2006, such Annual Report is deemed by the Securities and Exchange Commission to be filed on April 3, 2006, which is one business day after the applicable due date for such filing.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Duane L. Berlin, Esq, (203) 838-8500

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   Yes        No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   Yes        No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Electro Energy Inc.
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	By:
	Name:	Martin G. Klein
	Title:	CEO